Exhibit 3.2

FIRST AMENDMENT

TO THE

FOURTH AMENDED AND RESTATED BYLAWS

OF

FIRST INTERSTATE BANCSYSTEM, INC.

This First Amendment (“Amendment”) to the Fourth Amended and Restated Bylaws (the “Bylaws”) of First Interstate BancSystem, Inc., a Montana corporation (the “Corporation”), amends the Bylaws as follows:

1.       New Section 3.15. Article III of the Bylaws is hereby amended to add the following new Section 3.15 immediately after Section 3.14 therein:

3.15 CLASS B COMMON STOCK CONVERSION. Subject to, and from the effective time (the “Effective Time”) of the merger of Great Western Bancorp, Inc. (“Great Western”) with and into the corporation, with the corporation surviving the merger, pursuant to that certain Agreement and Plan of Merger, by and between Great Western and the corporation, dated as of September 15, 2021 (as the same may be amended, supplemented or modified from time to time), until the date on which each share of Class B Common Stock of the corporation as of the record date of the first meeting of shareholders of the corporation following the Effective Time shall be automatically converted as of such record date into one (1) fully paid and non-assessable share of Class A Common Stock of the corporation pursuant to the Articles (the “Conversion”), neither the corporation nor the Board shall take any action (including repurchasing Class A Common Stock or issuing additional shares of Class B Common Stock) that would prevent the Conversion. Notwithstanding anything to the contrary herein, this Section 3.15 of these bylaws shall not be amended or repealed by the Board except by the affirmative vote of at least seventy-five percent (75%) of the directors then in office (which must include the affirmative vote of at least one director of the Board who was a director of Great Western as of immediately prior to the Effective Time). In the event of any inconsistency between any provision of this Section 3.15 and any other provision of these bylaws or the corporation’s other constituent documents, the provisions of this Section 3.15 shall control to the fullest extent permitted by law.

2.       Amended Section 2.9. Section 2.9 of Article II of the Bylaws is hereby amended and restated in its entirety as follows:

2.9 VOTING

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws.

Each shareholder shall be entitled to that number of votes applicable to each share of capital stock held by such shareholder as set forth in the Articles.

In all matters, except as otherwise required by law, the Articles or these bylaws, if a quorum exists, action on a matter (other than election of directors) is approved if the votes cast favoring the action by shares present in person or represented by proxy at the meeting and entitled to vote on the matter exceed the votes cast opposing the action by shares present in person or represented by proxy at the meeting and entitled to vote on the matter. If a quorum exists, directors shall be elected by a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The shareholders of the corporation shall not have the right to cumulate their votes for the election of directors of the corporation.

3.       Scott Family Director Nominations. Section 2.15 of Article II of the Bylaws is hereby amended to add the following new paragraph immediately following the last paragraph currently in Section 2.15 of Article II of the Bylaws:

Subject to, and from the effective time of that certain Stockholders’ Agreement, dated as of September 15, 2021, by and between the corporation and certain members of the Scott family and certain related parties that are shareholders of the corporation (collectively, the “Specified Scott Family Stockholders”) (as the same may be amended, supplemented or modified from time to time) (the “Stockholders’ Agreement”), notwithstanding anything to the contrary, any advance notice requirements for nominations for the election of directors in these bylaws shall not apply to the nominations of directors by the Specified Scott Family Stockholders pursuant to and in accordance with the terms and conditions of the Stockholders’ Agreement.

4.       Miscellaneous. Except to the extent expressly amended pursuant to this Amendment, the Bylaws shall remain in full force and effect.

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